UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Akua Life, PBC

Legal status of issuer

Form
Benefit Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 30, 2016

Physical address of issuer
420 Kent Ave, Brooklyn, NY 11249

Website of issuer
https://akua.co

Current number of employees
2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$567,384.58	$261,531
Cash and Cash Equivalents	$207,668.08	$98,111
Accounts Receivable	$16,795.28	$790
Short-term Debt	$45,210.74	$29,475
Long-term Debt	$795,366.00	$555,366
Revenues/Sales	$210,048.29	$143,559
Cost of Goods Sold*	$118,729.39	$81,040
Taxes Paid	$0.00	$0.00
Net Income	($162,978.03)	$(210,147)

*This represents Cost of Sales

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Courtney Boyd Myers
(Signature)

Courtney Boyd Myers
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Courtney Boyd Myers
(Signature)

Courtney Boyd Myers
(Name)

CEO & Director
(Title)

April 30, 2021
(Date)

/s/Matt Lebo
(Signature)

Matt Lebo
(Name)

CFO & Director
(Title)

April 30, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

FORM C-AR
EXHIBIT A: Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials

FORM C-AR
EXHIBIT A


April 30, 2021

Form C-AR



Akua Life, PBC


This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Akua Life, PBC, a Delaware corporation (the "**Company**," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://akua.co **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 30, 2021.


THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Akua Life, PBC is a DELAWARE Benefit Corporation incorporated/formed on December 30, 2016

The Company is located at 420 Kent Ave, Brooklyn, NY 11249.

The Company's website is https://akua.co

The Company conducts business in all 50 U.S. States, Canada, United Kingdom, France.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/akua.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough t1o sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and

procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.
We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business
Using regeneratively grown, ocean-farmed kelp as our primary ingredient, we have launched three initial food lines of Kelp Jerky, Kelp Pasta and most recently, our Kelp Burgers. Our vision is to create an entire platform of meat-alternative products made from ocean-farmed kelp that are sold online, in retail, and through food service and restaurants.

Business Plan
Akua sells its jerky products across its own domain, AKUA.co,Thrive Market, Amazon and through retail distribution channels. It sells its pasta product on its own domain. It plans to sell its burger across its own domain, restaurants and retail centers

The Company's Products and/or Services

Product / Service	Description	Current Market
Kelp Jerky	The world's first meat-alternative snack made from ocean-farmed kelp, shiitake mushrooms, and superfoods.	Direct-to-consumer, retail/wholesale, Amazon.com
Kelp Pasta	Dehydrated kelp cut into noodle form.	Direct-to-consumer
Kelp Burger	The world's first plant-based burger made from ocean-farmed kelp, mushrooms, and superfoods.	Direct-to-consumer & food service

Competition
Key competitors include emerging seaweed brands (e.g. Atlantic Sea Farms), plant-based meat brands (e.g. No Evil Foods, Field Roast, Beyond Meat, Impossible Foods), and plant-based seafood brands (e.g. Good Catch).

Customer Base
Our primary customers are health-conscious consumers who have an increasing appetite for plant-based foods, and are looking for more sustainable ways to get their protein intake. Additionally, we serve a large customer base seeking allergen-free foods -- all our products are free of all major allergens, incl. soy, dairy, nuts, gluten, etc. Our customers skew female (60%) and over the age of 35 (55%).

Supply Chain
We obtain our products from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5942606	Reusable alumina water bottles sold empty made from 100% recyclable materials; Water bottles sold empty. Sea vegetable and sea weed based snack food; Processed edible seaweed; Seaweed-based jerky. Online retail store services featuring sea vegetable and sea weed based snack food,	AKUA	05/17/2019	12/24/2019	USA

	processed edible seaweed and seaweed-based jerky.				

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is unaware of any threatened or actual litigation against it.

DIRECTORS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Courtney Boyd Myers	CEO, CMO	Akua - Founder/CEO/CMO	James Madison University
Matt Lebo	COO, CFO	Akua	Ursinus College

Courtney Boyd Myers
(CEO, CMO of AKUA) is an entrepreneur, environmentalist, and writer. Prior to launching AKUA, she helped build the Summit Community, a global network of founders, creatives, and innovators. Previously, she helped market companies such as Four Sigmatic and Unframed Ice Cream. She began her career as a journalist at Forbes Magazine and The Next Web and has been recognized as one of Fast Company's Most Creative People in Business.

Matt Lebo
Matt Lebo (CFO, COO of AKUA) focuses on R&D, production, and finance. Prior to co-founding AKUA, Matt worked in various roles including Investor Relations, Equity Research and Management Consulting. He has also consulted for several start up food companies, helping across various functions in production, operations and finance.

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Matt Lebo	COO/CFO	Akua	Ursinus College
Courtney Boyd Myers	CEO, CMO	Akua - Founder/CEO/CMO	James Madison University

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to DELAWARE law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following classes of securities:

Type/Class of security	Common Stock
Amount Authorized	1,500,000
Amount outstanding	1,059,760
Par Value (if applicable)	0.0001
Voting Rights	1 Per Share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	75.4%

Type/Class of security	Convertible Notes
Amount Issued	$555,366
Common Stock Required Upon Conversion	117,710
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.4%
Conversion Terms	The Notes have a 20% discount and $5,000,000 valuation cap

Type/Class of security	Convertible Notes
Amount Issued	$340,000
Common Stock Required Upon Conversion	65,512
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.7%
Conversion Terms	The Notes have a 20% discount and $5,500,000 valuation cap

Type	Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)
Amount Outstanding	1,070,000*
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Upon a sale, or series of related sales, by the Company of equity securities in the Company for which the Company receives gross proceeds of not less than $1,000,000.00, the Company may elect to convert the Crowd SAFEs into a Shadow Series of equity securities in the Company bearing a $7,000,000 valuation cap and 20% discount.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.5%

*This amount includes the fee of 2.0% of the SAFEs issued due to the intermediary for the offering.

Debt

The Company has no outstanding debt.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Courtney Boyd Myers	394,057/Common Stock	37.18%
Matt Lebo	394,057/Common Stock	37.18%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Akua Life, PBC ("the Company") was incorporated on December 30, 2016 under the laws of the State of DELAWARE, and is headquartered at 420 Kent Ave, Brooklyn, NY 11249. Using regeneratively grown, ocean-farmed kelp as our primary ingredient, we have launched three initial food lines of Kelp Jerky, Kelp Pasta and most recently, our Kelp Burgers. Our vision is to create an entire platform of meat-alternative products made from ocean-farmed kelp that are sold online, in retail, and through food service and restaurants.

Liquidity and Capital Resources

On April 24, 2021, the Company conducted an offering pursuant to Regulation CF and raised $1,070,000.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit C.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,059,760	1,059,760	Company Formation	12/17/2018	Section 4(a)(2)
Convertible Note	$10,000	1 Convertible Note	Equipment	1/2/2018	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Consultants	11/29/17	Section 4(a)(2)
Convertible Note	$25,000	1 Convertible Note	Consultants	12/11/2017	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Equipment	11/29/2017	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Equipment	1/24/2018	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Equipment	1/23/2018	Section 4(a)(2)
Convertible Note	$15,000	1 Convertible Note	Consultants	12/15/2017	Section 4(a)(2)
Convertible Note	$10,000	1 Convertible Note	Ingredients and Packaging	5/1/2018	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Ingredients and Packaging	5/9/2018	Section 4(a)(2)
Convertible Note	$30,000	1 Convertible Note	Ingredients and Packaging	5/7/2018	Section 4(a)(2)
Convertible Note	$10,000	1 Convertible Note	Ingredients and Packaging	3/15/2018	Section 4(a)(2)
Convertible Note	$100,000	1 Convertible Note	Ingredients and Packaging	6/29/2018	Section 4(a)(2)
Convertible Note	$25,000	1 Convertible Note	Ingredients and Packaging	7/19/2018	Section 4(a)(2)
Convertible Note	$50,000	1 Convertible Note	Ingredients and Packaging	7/24/2018	Section 4(a)(2)
Convertible Note	$10,000	1 Convertible Note	Advertising and Branding	7/25/2018	Section 4(a)(2)
Convertible Note	$100,000	1 Convertible Note	Advertising and Branding	10/28/2018	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Advertising and Branding	12/24/2018	Section 4(a)(2)

Convertible Note	$25,000	1 Convertible Note	Advertising and Branding	12/28/2018	Section 4(a)(2)
Convertible Note	$25,366	1 Convertible Note	Advertising and Branding	1/18/2019	Section 4(a)(2)
Convertible Note	$50,000	1 Convertible Note	Advertising and Branding	1/10/2020	Section 4(a)(2)
Convertible Note	$15,000	1 Convertible Note	Professional Services	8/21/2020	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Professional Services	10/13/2020	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Professional Services	10/22/2020	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Professional Services	10/27/2020	Section 4(a)(2)
Convertible Note	$25,000	1 Convertible Note	Professional Services	11/10/20	Section 4(a)(2)
Convertible Note	$10,000	1 Convertible Note	Professional Services	11/13/20	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Professional Services	11/26/20	Section 4(a)(2)
Convertible Note	$25,000	1 Convertible Note	Professional Services	12/15/20	Section 4(a)(2)
Convertible Note	$35,000	1 Convertible Note	Professional Services	12/18/20	Section 4(a)(2)
Convertible Note	$100,000	1 Convertible Note	Professional Services	2/3/21	Section 4(a)(2)
Crowd SAFE Note	$1,070,000	1,070,000*	Working Capital	4/24/21	Regulation CF

*This amount includes the fee of 2.0% of the SAFEs issued due to the intermediary for the offering.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C-AR ENTITLED "RISK FACTORS."

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C
Financials

AKUA
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 TD BUSINESS CONVENIENCE PLUS (8932)	2,796.65
1010 TD Business 4076	68,347.89
1020 RHO Checking 3648	120,150.73
1100 Shopify Holding	0.00
1150 Paypal Holding	16,372.81
Total Bank Accounts	$ 207,668.08
Accounts Receivable	
1500 Accounts Receivable (A/R)	16,795.28
1500.1 Amazon Balance	1,003.87
Total 1500 Accounts Receivable (A/R)	$ 17,799.15
Total Accounts Receivable	$ 17,799.15
Other Current Assets	
2000 Inventory	
2010 Raw Material	84,740.70
2015 Inbound Shipping	0.00
2020 Finished Goods	19,762.35
Burgers	4,282.58
Jerkey	5,867.30
Total 2020 Finished Goods	$ 29,912.23
2030 Packaging	4,789.26
2100 Inventory Asset	0.00
Total 2000 Inventory	$ 119,442.19
2050 Loan to Shareholder	114,088.94
2150 Prepaid Expense	0.00
2500 Loan to Courtney Boyd Myers	0.00
2700 Shopify Deposits	0.00
2800 Uncategorized Asset	0.00
Total Other Current Assets	$ 233,531.13
Total Current Assets	$ 458,998.36
Fixed Assets	
2900 Equipment	34,140.39
Accumulated Depreciation	-12,029.00
Total 2900 Equipment	$ 22,111.39
2920 Website	16,848.00
2950 Accumulated Amortization	-13,322.00
Formation Costs	24,203.91
Research & Development - Capitalized	58,544.92
Total Fixed Assets	$ 108,386.22
Other Assets	
3000 Loans & Exchanges	0.00
3010 PRODUCTION IN PROCESS	0.00
Total Other Assets	$ 0.00
TOTAL ASSETS	$ 567,384.58
LIABILITIES AND EQUITY	
Liabilities	

Current Liabilities		
Accounts Payable		
3500 Accounts Payable (A/P)		26,985.72
Total Accounts Payable	$	**26,985.72**
Credit Cards		
3600 AMEX 21001		16,702.31
3700 AMEX 72003		1,520.71
Gas Card - Lebo		2.00
Total Credit Cards	$	**18,225.02**
Other Current Liabilities		
3850 New York Department of Taxation and Finance Payable		0.00
3851 Out Of Scope Agency Payable		0.00
3855 Prepaid Sales - Campaigns		0.00
3862 ACCRUED TAXES		0.00
Total Other Current Liabilities	$	**0.00**
Total Current Liabilities	$	**45,210.74**
Long-Term Liabilities		
2755 Wayflyer Loan		0.00
3870 Convertible Debt		
3871 ABLE PARTNERS NYC LLC		265,000.00
3872 ASANTE, LLC		10,000.00
3873 Bryan Meehan		10,000.00
3874 Convertible Debt - Aquarius Rising Fund II, LLC		20,000.00
3875 Convertible Debt - Eric Hirschfield		25,000.00
3876 Convertible Debt - Julian Johnson		20,000.00
3877 Courtney Nichols Gould		30,000.00
3878 CRAIG R CLEMENS		20,000.00
3879 HCC CAPITAL LP		25,000.00
3880 MELISSA ALYSON KASPER		50,000.00
3881 Nathaniel Taylor		10,000.00
3882 Sam Matthews		20,000.00
3883 Steve Pagliare		20,000.00
3884 TASSILO FESTETICS		10,000.00
3885 Vasu Pinnamaneni		15,000.00
3886 Atomico IV LP Fund LP		25,366.00
3887 Suzan Rockefeller		50,000.00
3888 STUDIO MISFIT		15,000.00
3889 Notes Payable		20,000.00
3890 Roy Wallace		20,000.00
3891 David Shaw		20,000.00
Clayton Rockefeller		60,000.00
Generator Advisors		25,000.00
Neal Batra		10,000.00
Total 3870 Convertible Debt	$	**795,366.00**
Total Long-Term Liabilities	$	**795,366.00**
Total Liabilities	$	**840,576.74**
Equity		
3300 Common Stock		132,798.19
3900 CBM - Capital		0.00
3902 Matthew Lebo Capital		0.00
3903 Morgan Fogg Capital		0.00
3904 Distribution		0.00
3905 Opening Balance Equity		0.00
3950 Retained Earnings		-243,012.32
Net Income		-162,978.03

Total Equity	$	**-273,192.16**
TOTAL LIABILITIES AND EQUITY	$	**567,384.58**

Friday, Apr 30, 2021 09:34:54 AM GMT-7 - Accrual Basis

AKUA
Profit and Loss
January - December 2020

	Total
Income	
4001 Online Sales	
4000.3 Amazon Sales	20,531.95
4001.1 Shopify Income	139,893.44
4001.2 Thrive Market	16,730.38
Total 4001 Online Sales	**$ 177,155.77**
4002 Wholesale Sales	36,169.72
4003 Services	530.99
4150 Pop Up Income	312.57
4500 Sales Discounts	-361.21
Damages & Returns	-51.45
Discounts given	-5,812.04
Sales of Product Income	64.95
Shipping Income	2,038.99
Total Income	**$ 210,048.29**
Cost of Goods Sold	
5000 Cost of Goods Sold	118,729.39
Total Cost of Goods Sold	**$ 118,729.39**
Gross Profit	**$ 91,318.90**
Expenses	
6000 Administrative Expenses	
6005 Bank Charges & Fees	229.00
6005.1 Paypal Fees	1,558.94
6005.2 Amazon Seller Fees	6,935.65
Total 6005 Bank Charges & Fees	**$ 8,723.59**
6010 Car & Truck	954.53
6020 Admin	800.00
6025 Dues and Subscriptions	1,318.28
6030 Legal & Professional Services	
6030.1 Accounting	6,891.60
6030.2 Legal	14,719.70
Total 6030 Legal & Professional Services	**$ 21,611.30**
6035 Licenses and Permits	775.00
6040 Meals & Entertainment	300.48
6045 Office Supplies	763.68
6060 Supplies	213.06
6065 Travel	296.70
6065.1 Car Service	1,357.16
6065.2 Airfare	1,811.39
6065.3 Hotel	1,737.57
Total 6065 Travel	**$ 5,202.82**
6075 Other Business Expenses	219.94
Total 6000 Administrative Expenses	**$ 40,882.68**
6090. Branding	
6090.1 Branded Items	2,292.40
6090.2 Website Development	6,631.30
6090.3 Logo & Packaging Design	13,556.84
Total 6090. Branding	**$ 22,480.54**
6100 Consumer Marketing	

6110 Advertising & Marketing	0.00
6130 Online Advertising	67,398.74
6130.1 Amazon Advertising	7,481.54
6136 Marketing Software	6,828.72
6137 Photography	3,268.17
6138 PR / Influencer	781.43
Donation	283.54
Slotting Fees	750.00
Total 6100 Consumer Marketing	**$ 86,792.14**
6139 Product Sampling	139.00
7010 Samples Marketing Events	35.75
7020 Samples Marketing Media	34.00
7030 Samples Marketing Influencers	1,015.75
7040 Samples Marketing Giveaways	211.75
7050 Samples Marketing Photography	379.50
Total 6139 Product Sampling	**$ 1,815.75**
6140 Trade Marketing	
6140.1 Retail space rent	1,000.00
6140.2 Event & Sponsorships	-7,340.00
6140.3 Event Materials	-3,785.20
Total 6140 Trade Marketing	**$ -10,125.20**
6200 Insurance	3,957.89
6300 Interest Paid	250.00
6400 IT	
6400.1 Web Hosting Maintenance	20.09
6400.2 Online Subscriptions (Shopify/Intuit)	3,336.46
6400.3 Computer & Internet	520.49
6400.4 Software Expense	1,712.73
Total 6400 IT	**$ 5,589.77**
6800 Logistics	300.00
6810 Moving / Transport	4,925.84
6815 Shipping Materials	1,748.62
6820 Shipping	24,536.17
Burgers	4,871.83
Total 6820 Shipping	**$ 29,408.00**
6820.2 D2C Shipping	21,781.49
6830 Storage	5,915.58
6840 Warehousing	3,123.05
Total 6800 Logistics	**$ 67,202.58**
7060 Samples Retailers	1,989.75
8100 Consultants	
8100.3 Marketing	17,541.38
Total 8100 Consultants	**$ 17,541.38**
8600 Research & Development	2,344.71
8700 Taxes & Licenses	0.00
6510 NYS TAX	22.00
6520 NYC TAXES	0.00
Amazon tax withheld	0.00
Total 8700 Taxes & Licenses	**$ 22.00**
QuickBooks Payments Fees	63.94
Total Expenses	**$ 240,807.93**
Net Operating Income	**$ -149,489.03**
Other Expenses	
7100 DEPRECIATION	6,828.00

7110 AMORTIZATION	6,661.00
Total Other Expenses	**$ 13,489.00**
Net Other Income	**$ -13,489.00**
Net Income	**$ -162,978.03**

AKUA
Statement of Cash Flows
January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	-162,978.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1500 Accounts Receivable (A/R)	-15,540.54
1500.1 Accounts Receivable (A/R):Amazon Balance	-1,003.87
2010 Inventory:Raw Material	25,044.02
2015 Inventory:Inbound Shipping	3,277.07
2020 Inventory:Finished Goods	-11,365.62
2030 Inventory:Packaging	-3,789.26
2100 Inventory:Inventory Asset	0.00
2150 Prepaid Expense	0.00
2800 Uncategorized Asset	0.00
Inventory:Finished Goods:Burgers	-4,282.58
Inventory:Finished Goods:Jerkey	-5,867.30
2950 Accumulated Amortization	6,661.00
Equipment:Accumulated Depreciation	6,828.00
3000 Loans & Exchanges	0.00
3500 Accounts Payable (A/P)	25,070.35
3600 AMEX 21001	8,166.15
3700 AMEX 72003	91.37
Gas Card - Lebo	-176.18
3850 New York Department of Taxation and Finance Payable	-427.94
3851 Out Of Scope Agency Payable	0.00
3862 ACCRUED TAXES	-150.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 32,534.67**
Net cash provided by operating activities	**$ -130,443.36**
FINANCING ACTIVITIES	
2755 Wayflyer Loan	0.00
3871 Convertible Debt:ABLE PARTNERS NYC LLC	20,000.00
3887 Convertible Debt:Suzan Rockefeller	50,000.00
3888 Convertible Debt:STUDIO MISFIT	15,000.00
3889 Convertible Debt:Notes Payable	20,000.00
3890 Convertible Debt:Roy Wallace	20,000.00
3891 Convertible Debt:David Shaw	20,000.00
Convertible Debt:Clayton Rockefeller	60,000.00
Convertible Debt:Generator Advisors	25,000.00
Convertible Debt:Neal Batra	10,000.00
Net cash provided by financing activities	**$ 240,000.00**
Net cash increase for period	**$ 109,556.64**
Cash at beginning of period	98,111.44
Cash at end of period	**$ 207,668.08**

Friday, Apr 30, 2021 09:33:51 AM GMT-7